PACIFICA BANCORP, INC.	Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended June 30,		For Six Months Ended June 30,
	2003	2002	2003	2002
(Dollars in thousands, except for per share data)
Net income	$195	$481	$301	$222
Less accrued perpetual preferred stock dividends	$(8)	$—	$(16)	$—

Net income available to common shareholders	$187	$481	$285	$222

Computation of average shares outstanding
Shares outstanding at beginning of the period	3,260,368	3,260,368	3,260,368	3,260,368
Additional shares deemed outstanding because of stock dividends	—	—	—	—
Additional shares deemed outstanding because of stock splits	—	—	—	—
Shares repurchased	—	—	—	—
Shares issued during the period times average time outstanding during the period	—	—	—	—

Average basic shares outstanding	3,260,368	3,260,368	3,260,368	3,260,368

Dilutive shares	1,580	107,471	2,080	163,757

Average diluted shares outstanding	3,261,948	3,367,839	3,262,448	3,424,125

Basic earnings per share	$0.06	$0.15	$0.09	$0.07
Diluted earnings per share	$0.06	$0.14	$0.09	$0.06